510 Burrard St, 3rd Floor
Date: June 6, 2014	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TIMMINS GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 17, 2014
Record Date for Voting (if applicable) :	June 17, 2014
Beneficial Ownership Determination Date :	June 17, 2014
Meeting Date :	July 31, 2014
TBD
Meeting Location (if available) :	Vancouver,BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88741P103	CA88741P1036

Sincerely,

Computershare
Agent for TIMMINS GOLD CORP